UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 1-13232 (Apartment Investment and Management Company)

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Apartment Investment and Management Company Retirement Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Apartment Investment and Management Company

4582 South Ulster Street, Suite 1450

Denver, Colorado 80237

Financial Statements and Schedules

Apartment Investment and Management Company Retirement Plan

Report of Independent Registered Public Accounting Firm

Plan Administrator and Plan Participants

Apartment Investment and Management Company Retirement Plan

Opinion on the financial statements

We have audited the accompanying statements of net assets available for benefits of Apartment Investment and Management Company Retirement Plan (the “Plan”) as of December 31, 2024 and 2023, the related statement of changes in net assets available for benefits for the year ended December 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2024 and 2023, and the changes in net assets available for benefits for the year ended December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental information

The schedule of assets (held at end of year) as of December 31, 2024 (“supplemental information”) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ GRANT THORNTON LLP

We have served as the Plan’s auditor since 2024.

Bellevue, Washington

June 24, 2025

Apartment Investment and Management Company Retirement Plan

Statement of Net Assets Available for Benefits

	December 31,
	2024	2023
ASSETS
Investments, at fair value (Note 3)	$8,890,545	$7,159,397
Notes receivable from participants	162,858	144,875
Employer contributions receivable	7,276	—
Total assets	9,060,679	7,304,272

LIABILITIES
Excess contributions payable	—	4,863
Net assets available for benefits	$9,060,679	$7,299,409

See accompanying notes to financial statements.

Apartment Investment and Management Company Retirement Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2024
ADDITIONS
Contributions
Participants	$870,798
Employer	375,068
Rollovers	554,070
Total contributions	1,799,936

Investment income
Interest and dividend income	246,148
Interest income on notes receivable from participants	11,439
Net appreciation in fair value of investments	979,841
Total investment income	1,237,428

Total additions	3,037,364

DEDUCTIONS
Payments and expenses
Benefit payments	1,268,046
Administrative expenses	8,048
Total deductions	1,276,094

Net increase in net assets available for benefits	1,761,270

Net assets available for benefits at the beginning of the year	7,299,409
Net assets available for benefits at the end of the year	$9,060,679

See accompanying notes to financial statements.

Apartment Investment and Management Company Retirement Plan

Notes to Financial Statements

Note 1 — Description of the Plan

The following description of the Apartment Investment and Management Company Retirement Plan (the “Plan”) provides only general information. Participants should refer to the Plan document and Summary Plan Description for a more complete description of the Plan’s provisions.

General

On December 15, 2020, Apartment Investment and Management Company ("Aimco") completed the separation of its businesses (the "Separation"), creating two, separate and distinct, publicly traded companies, Aimco and Apartment Income REIT Corp. (“AIR”). Concurrent with the Separation, the AIR 401(k) Retirement Plan ("AIR Plan") was amended effective December 15, 2020. Aimco and its subsidiaries became participating employers in the AIR Plan and the AIR Plan became a multiple employer plan sponsored by AIR. There were no changes in benefits as a result of that amendment. The portion of the AIR Plan that covered Aimco employees was spun off and established as the Plan, effective January 1, 2023.

The Plan is a defined contribution plan subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan covers active regular employees in groups designated by Aimco, the Plan Sponsor, as eligible to participate in accordance with the Plan documents. Generally, an employee can participate in the Plan at age 18 or older, regardless of time of service. Fidelity Management Trust Company (“Fidelity”) serves as the Plan’s trustee and provides certain administrative services to the Plan.

Contributions

Each year, eligible participants may contribute up to 50% of their eligible compensation, or $23,000 for 2024, whichever is less. Participants who have attained age 50 before the end of the Plan year are eligible to make additional catch-up contributions up to $7,500 for 2024. Participants may also contribute amounts representing distributions from other qualified defined benefit, defined contribution plans and individual retirement accounts (rollovers).

Aimco has adopted the safe harbor design under Section 401(k)(12) of the Internal Revenue Code (“IRC”). The Plan provides for mandatory safe harbor contributions on behalf of each participant in the amount equal to 100% of the first 3% of the participant’s eligible compensation that is deferred, plus 50% of the next 2% of the participant's eligible compensation that is deferred, for a maximum total employer match of 4%. Aimco may also make a discretionary matching and discretionary nonelective contribution to all eligible participants; however, no discretionary contributions were made during the year ended December 31, 2024. All contributions are subject to certain limitations of the IRC.

Participants may direct their contributions, Aimco’s safe harbor contributions, and Aimco’s discretionary employer contributions, if any, into a variety of investment choices, which are more fully described in the Plan document and related agreements.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, Aimco matching and discretionary contributions, and allocations of plan earnings, and is charged with an allocation of administrative expenses. Plan earnings are allocated based on the participant’s share of net earnings or losses of their respective elected investment options. Allocations of administrative expenses are a fixed dollar amount per participant or per transaction type. The benefit to which a participant is entitled is their vested account balance at the time of distribution.

Vesting

Participants are immediately vested in their elective contributions, the safe harbor matching contributions, plus actual earnings and losses thereon. Discretionary nonelective and discretionary matching contributions and related earnings are fully vested after three years of service. Certain amounts that merged into the Plan retain their original vesting schedules.

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000, up to a maximum equal to the lesser of the following amounts, reduced by the participant's highest aggregate loan balance during the 12 months preceding the loan:

•
$50,000; or
•
50% of the participant's total vested account balance.

Participants may have only two outstanding loans at a time. Participant loans are ordinarily repaid through payroll deductions and participants’ remaining account balances are used as collateral for the loans. The loans bear interest at a rate commensurate with local prevailing rates and shall remain fixed throughout the duration of the loan. Notes must be repaid within five years, unless the proceeds are used to purchase a principal residence, in which case the loan term may be extended up to fifteen total years from the date of the loan. As of December 31, 2024, notes receivable from participants had interest rates that ranged from 5.25% to 10.50%, with maturities through July 2039.

Withdrawals and Payment of Benefits

On termination of service or upon death, disability, or retirement, a participant (or the participant’s beneficiary) may elect to receive a distribution equal to the vested value of the participant's account, which will be paid out as soon as administratively possible. In-service withdrawals are available in certain limited circumstances, as defined by the Plan.

Administrative Fees and Expenses

Certain expenses of administering and servicing the Plan, including equipment, supplies, and payroll expenses of administrative and clerical personnel, are provided by Aimco without charge to the Plan; however, each participant is charged a flat fee of $17.25 per quarter to help with the costs of legal, recordkeeping, and trustee fees, as well as retirement planning tools and educational materials. In general, plan expenses in excess of the administrative budget amount are paid by Aimco. Each participant with a loan is charged a flat fee of $75 per loan to help with the costs of loan processing, and an annual loan maintenance fee of $25 for each loan.

Forfeited Accounts

As of December 31, 2024, and December 31, 2023, forfeited accounts totaled $24,216 and $16,093, respectively. These balances represent amounts forfeited during the year, available to offset Plan administrative expenses and future employer contributions, but not yet used as of the end of each respective period. For the year ended December 31, 2024, forfeitures of $33,413 were used to offset employer contributions.

Note 2 — Summary of Significant Accounting Policies

Basis of Accounting

The financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (“GAAP”) requires management to make estimates that affect the amounts reported in the financial statements, accompanying notes, and supplemental schedule. Actual results could differ from those estimates.

Excess Contributions Payable

The Plan is required to return contributions received during the Plan year in excess of the IRC limits. There were no excess contributions due to participants as of December 31, 2024.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

Valuation of Investments

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.

Investment Transactions and Net Investment Income Recognition

Securities transactions are recorded on a trade-date basis. Interest income is recorded as earned. Dividend income is recorded on the ex-dividend date.

Net appreciation (depreciation) in the fair value of investments presented in the Statements of Changes in Net Assets Available for Benefits consists of the realized gains (losses) on investments that were sold during the year as well as the unrealized appreciation (depreciation) on investments held at year end.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Notes receivable are considered delinquent if any scheduled repayment remains unpaid for a predetermined amount of time based on the terms of the Plan document. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced, and a taxable deemed distribution is recorded.

Plan Expenses

The Plan’s administrative expenses are paid by either the Plan or Aimco, as provided by the Plan’s provisions. Administrative expenses paid by the Plan include recordkeeping and trustee fees. The Plan may fund administrative expenses with forfeited balances of terminated participants’ accounts. Any administrative expenses not paid by the Plan will be paid by Aimco and are excluded from these financial statements.

Note 3 —Fair Value Measurements and Investments

Fair value measurements enable the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. In accordance with GAAP, the Plan classifies and discloses assets carried at fair value in one of the following three categories.

Level 1: Inputs are unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2: Inputs are observable inputs other than quoted (Level 1) prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The asset’s fair value measurements level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Classification within the fair value hierarchy table is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The Plan’s investments are held in trust by Fidelity. The valuation methodologies used to measure the fair values of common stock and mutual funds use a market approach with quoted market prices from active markets, which are classified within Level 1 of the fair value hierarchy. Investments measured at fair value on a recurring basis consisted of the following investments:

	December 31, 2024
	Level 1	Level 2	Level 3	Measured at NAV	Total
Aimco common stock (1)	$122,492	$—	$—	$—	$122,492
Interest-bearing cash held by Aimco Stock Fund (2)	1,126	—	—	—	1,126
Mutual funds (3)	8,692,709	—	—	—	8,692,709
Common collective trust fund (4)	—	—	—	74,218	74,218
Total investments measured at fair value	$8,816,327	$—	$—	$74,218	$8,890,545

	December 31, 2023
	Level 1	Level 2	Level 3	Measured at NAV	Total
Aimco common stock (1)	$100,326	$—	$—	$—	$100,326
Interest-bearing cash held by Aimco Stock Fund (2)	1,050	—	—	—	1,050
Mutual funds (3)	6,986,881	—	—	—	6,986,881
Common collective trust fund (4)	—	—	—	71,140	71,140
Total investments measured at fair value	$7,088,257	$—	$—	$71,140	$7,159,397

(1) The fair value of the Aimco common stock is based on the closing price per the New York Stock Exchange. As of December 31, 2024, and December 31, 2023, this fund held 13,475 and 12,813 shares of Aimco common stock, respectively.

(2) The carrying value of the interest-bearing cash approximates fair value.

(3) The fair values of the mutual funds are based on the closing prices as reported by the funds. Mutual funds held by the Plan are open-ended mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value ("NAV") and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

(4) The Fidelity Managed Income Portfolio II (“MIP”) Fund is a common collective trust fund designed to deliver safety and stability by preserving principal and accumulating earnings. This fund is primarily invested in guaranteed investment contracts and synthetic investment contracts. Participant-directed redemptions have no restrictions; however, the Plan is required to provide a one-year redemption notice to liquidate its entire share in the fund. There are no unfunded commitments associated with this fund. Investments in the Fidelity MIP Fund are recorded at fair value, using the NAV practical expedient. The fair value of the Fidelity MIP Fund has been estimated based on the fund’s NAV provided by Fidelity, which is based on the contract value of the underlying investment contracts held by the fund. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the Statements of Net Assets Available for Benefits.

Note 4 — Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, liquidity, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the fair value of certain investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Note 5 — Income Tax Status

The underlying volume submitter plan has received an opinion letter from the Internal Revenue Service (“IRS”) dated June 30, 2020, stating that the form of the plan is qualified under Section 401 of the IRC and, therefore, the related trust is tax-exempt. The Plan administrator has determined that it is eligible to, and has chosen to, rely on the current IRS volume submitter opinion letter. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualified status. Although the Plan document has been amended since receiving the determination letter, the Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes the Plan is qualified and is tax-exempt.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. Plan management has analyzed the tax positions taken by the Plan and has concluded that there are no uncertain positions taken or expected to be taken as of December 31, 2024 and 2023. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Note 6 — Plan Termination

Although Aimco has not expressed any intent to do so, it has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of termination of the Plan, each participant will become fully vested and will receive a total distribution of the participant's account.

Note 7 — Related Party and Party-In-Interest Transactions

Transactions with a party-in-interest of the Plan, such as a sponsor, administrator, trustee, or participant, are considered either exempt or non-exempt from the prohibited transactions rules under ERISA. Non-exempt transactions are subject to penalty taxes.

All of the Plan's party-in-interest transactions are exempt and consist of notes receivable from participants, expenses paid by the Plan, as well as the following investments held by the Plan:

	December 31,
	2024	2023
Fidelity (1)	$6,774,241	$5,403,994
Vanguard (2)	692,344	677,490
Aimco Stock Fund (3)	123,618	101,376
Total parties-in-interest investments	$7,590,203	$6,182,860

(1) Certain Plan investments in mutual funds and a common collective trust are managed by Fidelity, who also acts as the trustee of the Plan.

(2) A portion of the Plan's assets is invested in funds managed by The Vanguard Group, Inc., which is a beneficial owner of Aimco common stock that held more than 10% of Aimco's common stock outstanding as of December 31, 2024.

(3) A portion of the Plan's assets is also invested in Aimco common stock and Aimco is the Plan Sponsor.

Note 8 — Reconciliation from Financial Statements to Form 5500

The differences between the amounts presented on the Statements of Net Assets Available for Plan Benefits and Statement of Changes in Net Assets Available for Plan Benefits and the related Form 5500 are attributable to the value adjustment for the investments in the Fidelity MIP Fund, excess contributions payable in the prior period, and employer contributions receivable in the current period.

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2024 and December 31, 2023, to net assets per the Form 5500:

	December 31,
	2024	2023
Net assets available for benefits per the financial statements	$9,060,679	$7,299,409
Excess contribution payable (Note 2)	—	4,863
Employer contributions receivable	(7,276)	—
Value adjustment for the Fidelity MIP Fund	(4,464)	(4,050)
Net assets, per Form 5500	$9,048,939	$7,300,222

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements at December 31, 2024, to net income per the Form 5500:

December 31, 2024
Net increase in net assets available for benefits per the financial statements	$1,761,270
Change in excess contribution payable (Note 2)	(4,863)
Change in employer contributions receivable	(7,276)
Value adjustment for the Fidelity MIP Fund at December 31, 2024	(4,464)
Value adjustment for the Fidelity MIP Fund at December 31, 2023	4,050
Net income, per Form 5500	$1,748,717

Note 9 — Subsequent Events

The Plan has evaluated all subsequent events through June 24, 2025, which represents when the financial statements were issued, to ensure that the Plan’s financial statements include appropriate disclosure of events both recognized in the financial statements as of December 31, 2024, and events which occurred subsequent to December 31, 2024, but were not recognized in the financial statements.

The Plan Administrator is not aware of any subsequent events, which would require recognition or disclosure in the financial statements.

Apartment Investment and Management Company Retirement Plan

Schedule H, line 4i - Schedule of Assets (Held at End of Year)

December 31, 2024

EIN: 84-1259577

Plan Number: 003

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment		(d) Cost **	(e) Current Value
	Employer Securities:
*	Aimco common stock	13,475	shares		$122,492
*	Interest-bearing cash account				1,126

	Mutual Funds:
*	Fidelity 500 Index Fund	15,421	shares		3,148,804
*	Fidelity Extended Market Index Fund	1,612	shares		146,491
*	Fidelity Freedom 2010 Fund	6,101	shares		84,377
*	Fidelity Freedom 2015 Fund	500	shares		5,665
*	Fidelity Freedom 2020 Fund	5,154	shares		73,592
*	Fidelity Freedom 2030 Fund	12,062	shares		210,606
*	Fidelity Freedom 2035 Fund	2,908	shares		45,338
*	Fidelity Freedom 2040 Fund	16,830	shares		193,542
*	Fidelity Freedom 2045 Fund	9,257	shares		124,134
*	Fidelity Freedom 2050 Fund	37,441	shares		509,943
*	Fidelity Freedom 2055 Fund	6,755	shares		106,598
*	Fidelity Freedom 2060 Fund	28,622	shares		414,439
*	Fidelity Freedom 2065 Fund	1,648	shares		21,835
*	Fidelity Freedom Income Fund	449	shares		4,728
*	Fidelity Growth Company Fund	32,650	shares		992,898
*	Fidelity Low-Priced Stock Fund	3,319	shares		48,524
*	Fidelity Real Estate Fund	1,467	shares		56,608
*	Fidelity Total International Index Fund	34,419	shares		462,247
*	Fidelity U.S. Bond Index Fund	4,859	shares		49,654
*	Vanguard Explorer Fund	1,047	shares		111,885
*	Vanguard Treasury Money Market	580,459	shares		580,459
	American Beacon Small Cap Value Fund	1,049	shares		25,838
	American Funds EuroPacific Growth Fund	2,008	shares		107,885
	Dodge and Cox Income Fund	34,498	shares		427,430
	Dodge and Cox Stock Fund	1,713	shares		440,555
	H&W High Yield Fund	2,101	shares		22,233
	Pacific Investment Management Company Real Return Fund	27,723	shares		276,401

	Common Collective Trust Fund:
*	Fidelity Managed Income Portfolio II Fund (Note 3)	74,218	shares		74,218

*	Participant loans: 5.25% to 10.50% maturing 09/16/2025 to 07/27/2039				162,858
					$9,053,403

*Indicates a party-in-interest to the Plan.

**Column (d), cost information, is not applicable because all the investments are participant-directed.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 24, 2025
APARTMENT INVESTMENT AND MANAGEMENT COMPANY RETIREMENT PLAN

	By:	/s/ Kelly Terry
Kelly Terry
Vice President, Administration and Human Resources

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

23.1	Consent of Independent Registered Public Accounting Firm